DEXIA

RECEIVED

08001358

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

March 4th, 2008

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of February 29th, 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

3/21

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

DEXIA

Dexia 4Q & FY 2007 Activity and Results

Robust earnings and asset quality
Capacity to seize increasing business opportunities

Brussels, Paris, February 29, 2008, 7:00 am. Dexia closed its financial statements as of December 31, 2007. Net Income – Group share amounted to EUR 2,533 million for the full year 2007, and to EUR 587 million for the 4th quarter. Full year earnings per share stood at EUR 2.18.

Business highlights

- Dexia's financial solidity is reaffirmed: the subprime and financial crisis have no material impact on Group's asset quality, the cost of funding is competitive and solvency ratio remains very strong with a Tier 1 ratio of 9.1%.
- Commercial activity proved particularly strong in Public/Project Finance and at FSA as the overall credit re-pricing creates attractive opportunities
- 2006 acquired Turkish DenizBank expanded vigorously. Business integration within Dexia Group was completed in 2007 and realised synergies are on track with initial plans.
- Excess of capital resulting from the application of Basel II is partly invested in value creative operations: acquisition of a EUR 3 billion UK social housing loan portfolio and EUR 340 million capital injection at FSA

Financial highlights

- 4Q07 & FY 2007 underlying net income amounted to respectively EUR 603 million (up 14.2% compared to 4Q06 pro forma) and EUR 2,362 million (up 12.5% compared to 2006 pro forma)
- Record earnings in Public Project Finance & Credit Enhancement (underlying net income: +18.5% on a constant exchange rate and scope of consolidation basis)
- FY 2007 non-operating items remained positive (EUR 171 million) as temporary negative marks on FSA's insured CDS portfolio were offset by the timely realization of equity capital gains
- Revenue development was good with total pro forma underlying income increasing 8.7% in 4Q07 compared to 4Q06 and 7.3% for the full year compared to 2006
- Operating efficiency improved with underlying cost-income ratio down from 58.2% in 4Q06 to 56.4% in 4Q07 and from 55.4% for FY06 to 54.8% for FY 2007
- Cost of risk remained at a low level and only accounted for 4 bp of banking commitments over the full year 2007
- Underlying 4Q07 EPS of EUR 0.52, up 12.9% compared to 4Q06. Full year underlying EPS of EUR 2.03, up 9.7% compared to 2006
- Dividend proposed: EUR 0.91 per share, up 12.3% compared to 2006
- Business plan 2008-2010: 10% EPS growth target confirmed

Press department Brussels *+32 2 213 50 81* *Investor Relations Brussels* *+32 2 213 57 46*
Press department Paris *+33 1 58 58 77 81* *Investor Relations Paris* *+33 1 58 58 85 97*

Dexia S.A. - 11, Place Rogier B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2. F-92919 La Défense Cedex

Commenting on those results, Axel Miller, Group CEO, declared:

"With a ROE of 17.8% and an underlying net profit up 12.5%, Dexia's operating performance in 2007 was solid, supported by the strong contribution of all commercial business lines.
Dexia's strengths and solidity are reaffirmed. The financial and subprime crisis had little effects on cash flows. Though the widening of credit spreads translates into negative mark-to-market accounting adjustments on certain Group's assets, it has little consequences on our solvency ratios, on capital needs and on our past and future cash flows. Dexia confirms its exposure to subprime mortgages remains well protected.
In this context, we are pleased to propose our shareholders a 12.3% increase in the dividend per share at EUR 0.91. "

Consolidated statement of income for the full year

	Reported			Underlying[1] results			
in millions of EUR	12M 2006	12M 2007	Variation	12M 2006 Pro forma	12M 2007	Variation	Variation on a constant exchange rate
Income	7,005	6,896	- 1.6 %	6,519	6,995	+ 7.3%	+ 7.7%
Expenses	- 3,474	- 3,834	+ 10.4 %	- 3,610	-3,833	+ 6.2%	+ 6.5%
Gross operating income	3,531	3,062	- 13.3 %	2,910	3,162	+ 8.7%	+ 9.1%
Cost of risk	- 124	- 163	+ 31.5 %	- 112	-157	+ 40.7%	
Impairment on (in)tangible assets	0	- 7	n.s.	- 1	-2	n.s.	
Tax expense	- 569	- 256	- 55.0%	- 620	-535	- 13.8%	
Net income	2,838	2,636	- 7.1%	2,176	2,467	+ 13.4%	
Minority interests	88	103	+ 17.0%	76	106	+ 38.5%	
Net income – Group share	2,750	2,533	- 7.9%	2,100	2,362	+ 12.5%	+ 13.1%
Cost-income ratio	49.6%	55.6%		55.4%	54.8%		
ROE	23.1%	17.8%					
Earnings per share (EUR)	2.49	2.18					

Consolidated statement of income for the fourth quarter

	Reported			Underlying[1] results			
in millions of EUR	4Q 2006	4Q 2007	Variation	4Q 2006 Pro forma	4Q 2007	Variation	Variation on a constant exchange rate
Income	1,883	1,695	- 10.0%	1,637	1,779	+ 8.7%	+ 8.6%
Expenses	- 970	- 1,004	+ 3.5%	- 953	- 1,004	+ 5.3%	+ 4.9%
Gross operating income	913	691	- 24.3%	684	775	+ 13.3%	+ 13.7%
Cost of risk	- 55	- 63	+ 14.5%	- 37	- 60	+ 65.4%	
Impairment on (in)tangible assets	+ 1	- 7	n.s.	- 1	- 3	n.s.	
Tax expense	- 41	- 1	- 97.6%	- 98	- 75	- 23.1%	
Net income	818	620	- 24.2%	549	637	+ 16.1%	
Minority interests	32	33	+ 3.1%	21	33	+ 62.7%	
Net income – Group share	786	587	- 25.3%	528	603	+ 14.2%	+ 15.0%
Cost-income ratio	51.5%	59.2%		58.2%	56.4%		
ROE (annualized)	23.6%	15.9%					

[1] Excluding nonrecurring items and mark-to-market variations on FSA's CDS portfolio.

Activity: Credit re-pricing creates attractive opportunities

	Increases over 12 months
Public/Project Finance – LT commitments	+ 22.0% On a constant exchange rate
FSA – Net par Outstanding (USD)	+ 13.3%
Personal Financial Services - Customer assets - Customer loans	 + 3.4% + 13.8%
Assets under Management	+ 4.3%
Assets under Administration (USD)	+ 25.9%

Continued credit re-pricing on the market created favourable conditions for Dexia, with higher returns on assets originated or purchased, especially within Public/Project Finance and credit enhancement. New business originated during the 4th quarter was thus achieved in good conditions for Dexia. Public/Project Finance originations in the fourth quarter were 44% higher than in the comparable quarter of 2006, and present value originations at FSA increased 9%. Over the full year 2007, originations in Public/Project Finance increased 28% and present value originations at FSA were up 40%.

Operating performance: continued cost-income ratio improvements

Operating performance during 4Q07 was strong, with an increase of the underlying gross operating income of 13.7% (on a constant exchange rate and scope of consolidation basis). Underlying revenues went up 8.6% and underlying costs up 4.9%, the latter reflecting continued investment in many business developments (particularly Public/Project Finance international expansion, strong growth of originations at FSA, and increased investments in Turkey). Over the full year 2007, the underlying gross operating income grew by 9.1%. The underlying cost-income ratio came down from 55.4% in 2006 to 54.8% in 2007. This is satisfactory as the progressions of business volumes have been healthy, therefore building a strong basis for future revenues.

Underlying net attributable profit: all commercial business lines contributed to net earnings growth

Underlying 4th quarter net attributable profit was up 14.2% year-on-year at EUR 603 million (+15.0% on a constant exchange rate), and up 12.5% year-to-date, at EUR 2,362 million (+13.1% on a constant exchange rate).

Over the full year 2007, all commercial business lines came with double-digit growth rates of their underlying net income:

In millions of EUR	4Q 07	4Q 07 / 4Q 06*	FY 2007	FY 07 / FY 06*
Public/Project Finance & CE	334	+ 16.8 %	1,346	+ 18.5 %
Personal Financial Services	150	- 0.8 %	686	+ 10.7 %
Asset Management	27	- 24.8 %	114	+ 12.3 %
Investor Services	22	+ 12.7 %	94	+ 17.1 %
Treasury & Financial Markets	80	- 2.4 %	238	- 20.1 %
Central Assets	- 10		-116	
Total Dexia	603	+ 15.0 %	2,362	+ 13.1 %

** on a constant exchange rate.*

Subprimes and the financial crisis: Dexia confirms they have no material impact on asset quality

As stated before, credit risk stemming from the subprime mortgages is not a special concern for Dexia, given the good command of underwriting and monitoring processes. The Group's subprime exposure is and remains well protected and it is not expected to generate material economic losses. Additionally, the Group deliberately kept out of ABS CDOs. At FSA, HELOCs (Home equity lines of credit to prime borrowers on average), which have become a market concern, would only have a moderate negative impact.

The Group has constantly maintained a strong liquidity position, and its cost of funding remains very competitive. Dexia has no liquidity commitments towards conduits or off-balance-sheet SIVs. Group off-balance sheet commitments mainly refers to the financing of high quality US municipal bonds and do not raise capital or funding concerns.

The solvency and credit ratings of Dexia have remained untouched.

The financial crisis has led to negative marks on certain financial portfolios, with impacts more particularly through the income statement at FSA and at Treasury and Financial Markets (TFM). In the present circumstances, these adjustments are accounting requirements which do not reflect a weakening of creditworthiness of the assets, because the spread widening is mainly due to liquidity dislocations rather than credit deterioration. In this regard, 4Q07 proved similar to 3Q07. On the other side, overall spread widening and global liquidity shortage created a favourable environment for banks with an easy access to liquidity, like Dexia.

- At FSA, the mark-to-market principles apply to the CDS portfolio, which is classified as 'derivatives', notwithstanding the fact that FSA is committed to insure the transactions to maturity, as explained in earlier communications. The underlying of the CDS portfolio is not linked to the subprime issue. Given the strong credit quality of the CDS portfolio concerned, and the fact that it will be held to maturity, the negative marks are not expected to result in realized losses. In fact all the adjustments made, whether positive or negative, are expected to add up to zero when the transactions mature. It has been noted for many quarters that credit spreads were unnaturally narrow and liquidity too easily available, prompting FSA to say consistently that its positive marks-to-market should not be treated as real or continuing, and thus regarded as 'non-operating'. Similarly, the negative marks this quarter should not be treated as real or continuing.
- At TFM, underlying results come to EUR 80 million for the 4th quarter (vs. EUR 86 million in 4Q 06), and EUR 238 million for the full year (-20% on a constant exchange rate basis) as the Group benefited from a sharp increase in Treasury operations during 4Q07. At a time when markets were in need of liquidity, Dexia benefited from its easy access to liquidity. This positive contribution partly offset a negative mark-to-market impact of EUR 75 million during 4Q07. This stems from the widening of spreads of financial assets in the current market, in spite of their very high credit quality as discussed before. Within the Credit Spread Portfolio, one specific pocket of very high credit quality assets, representing about 6% of the total, is marked-to-market in view of its accounting classification as 'trading' and caused the majority of the above EUR 75 million adjustment. Given the quality of the assets (99.5% AAA), absent a credit event, the negative marks made during this quarter on the above portfolio, which have no cash impact, will reverse over time.

Capital management: dividend per share up 12.3% at EUR 0.91 and excess of capital resulting from the switch to Basel II partly invested in value creative operations

Gross dividend per share proposed to shareholders is 0.91, up 12.3% compared to the year before. Pay out ratio stands at 45% on underlying earnings.

Capital strength remains high under the Basel I referential (9.1% Tier 1 ratio as of December 31), and is even higher under Basel II at 11.5%. Further refining of the model will allow additional savings by the end of the year. All things being equal, the switch to Basel II reduces Dexia's capital requirements by around EUR 2 billion compared to Basel I based target (9% Tier 1 with 50% of hybrid capital). In accordance with the stated policy, capital in excess is being used to invest profitably in business developments and in buying back shares. Dexia announced in August 2007 a EUR 500 million share buyback program. As of end of February EUR 307 million were bought back.

Actively managing its capital resources, Dexia acquired in 2007 Bradford & Bingley's EUR 3 billion UK social housing loan portfolio and announced early 2008 a USD 500 million (EUR 340 million) capital injection at FSA. The social housing portfolio is a safe business which will enable Dexia to strengthen its market shares and will generate a good profitability. As for FSA, the recent weakening of almost all competitors boosted FSA's market shares and profitability of new business. While operating ROEs ranged between 13% and 15% in recent years, the additional capital will be put to work within an ideal environment. The capital injection followed the exceptional USD 530 million dividend paid by FSA in 2006, when competition was tough and margins under pressure.

Buisness plan 2008-2010: 10% EPS growth prospects confirmed

Dexia updated its medium term financial targets and rolled over its 2006-2009 business plan to 2008-2010. Dexia's strategic priorities will remain focused on expanding the group's main franchises while emphasis will be increasingly put on operating efficiency. The key financial targets are unchanged with an average 10% growth rate in both reported and underlying EPS and a dividend growth of at least 10%.

Conclusion

In conclusion, Axel Miller commented:

"The financial crisis has created a new environment of which only banks with the strongest level of liquidity, asset quality and capital base can take advantage from. With its 2007 results and developments, Dexia proves it is one of these banks.

The current crisis will last, creating new opportunities and challenges but also a continued high volatility. The commitment of our people, our strong client relationships and a continuing close monitoring of asset quality and liquidity situations will remain key assets to face these challenges.

We remain confident on our ability to achieve our long term objectives, as stated in the past. Our new mid-term business plan targets a compound annual EPS growth of 10% over the 2008-2010 period."

END

Detailed information on reported and underlying results and balance-sheet data are provided in the 4Q 2007 Activity Report, available (in English) on the website www.dexia.com.